Exhibit 99.11

PT THERAPEUTICS LTD. ENTERS INTO DEFINITIVE AGREEMENT WITH TOWER THREE SAS

Vancouver, BC, Canada – October 20, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: A2AFT9) (“PT” or the “Company”) announces that it has entered into a binding arm’s length share exchange agreement (the “Definitive Agreement”) with Tower Three SAS (“Tower Three”), pursuant to which PT will acquire all of the issued and outstanding securities (the “Tower Three Shares”) of Tower Three (the “Transaction”), as more particularly described below. The Transaction was initially announced in a PT news release dated August 2, 2016, indicating that PT and Tower Three had entered into a letter of intent in respect of the Transaction.

The Transaction is subject to a number of terms and conditions as set forth in the Definitive Agreement, including (among other things) completion of due diligence by October 30, 2016 and the approval of the Canadian Securities Exchange (the “Exchange”). If completed, the Transaction will constitute a “Fundamental Change” of PT, as such term is defined in the policies of the Exchange.

Trading in the common shares of the Company will remain halted until completion of the Transaction and the publication of the Final Exchange Bulletin.

The Transaction

Upon the closing of the Transaction (the “Closing”), PT will issue 30,000,000 performance escrow shares (the “Escrow Shares”) of PT at a deemed price of $0.10 per share to the shareholders of Tower Three, on a pro-rata basis, in exchange for all of the Tower Three Shares. In addition to the Exchange’s 36 month escrow release schedule, the Escrow Shares are to be released to the shareholders of Tower Three subject to specific performance milestones.

The Transaction is subject to PT completing an equity financing (the “Concurrent Financing”) by way of a private placement of units (each a “Unit”) at a price of $0.15 per Unit for gross proceeds of not less than $1,500,000 and no more than $2,250,000. Each Unit consists of one common share and one common share purchase warrant (each a “Warrant”). Each whole Warrant will entitle the holder to purchase, for a period of 12 months from the date of issue, one additional common share of PT at an exercise price of $0.40 per share. The Warrants will be subject to an acceleration clause whereby if the common shares of the Issuer trade at a price of $0.60 or greater for a period of ten (10) consecutive trading days, then PT will have the option to give notice to the Warrant holders to accelerate the exercise of the Warrants within 10 days or the Warrants will expire. The minimum and maximum number of Units proposed to be offered for distribution under the Concurrent Financing are 10,000,000 and 15,000,000 Units, respectively.

Upon completion of the Transaction, Tower Three will become a wholly-owned subsidiary of PT, and immediately prior to the Closing, PT will have changed its name to “Tower One Wireless Corp.” or such other name as is acceptable to Tower Three and applicable regulatory authorities (the “Name Change”). Following the Closing, the Company will continue the business of Tower Three.

Upon closing of the Transaction, it is anticipated that the Company’s directors and senior officers will consist of: Alejandro Ochoa (president, chief executive officer and director), Fabio Alexander Vasquez (director), Robert Horsley (director), Brian Gusko (director), Abbey Abdiye (chief financial officer), and Octavio De La Espriella (chief operating officer). Pursuant to the Definitive Agreement, the Company will convene a special meeting of the shareholders of the Company on a date that is as soon as practicable for the purpose of increasing the size of the board of directors of the Company to five (5) and electing a third nominee of Tower Three as a director of the Company.

The Transaction is conditional upon, among other things:

(i)	the representations and warranties of each of PT and Tower Three, as set out in the Definitive Agreement, being true and correct in all material respects at the Closing;

(ii)	the absence of any material adverse change in the business of each of the parties;

(iii)	the parties receiving all requisite regulatory approval, including the approval of the Exchange, and any third party approvals and authorizations;

(iv)	PT and Tower Three obtaining the requisite shareholder approvals for the Transaction;

(v)	the parties obtaining requisite board approvals for the Transaction;

(vi)	the parties having effected the Name Change; and

(vii)	PT completing the Concurrent Financing.

About Tower Three

Tower Three is a privately held limited liability company formed under the laws of the Republic of Columbia. Tower Three was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth.

Tower Three focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower Three has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower Three is currently focused on 4G LTE infrastructure expansion in Columbia and will look to open other territories to enhance coverage.

See PT’s news releases dated August 2, 2016, August 31, 2016 and September 1, 2016, September 26, 2016 and October 13, 2016 for further information about the Transaction, Tower Three and its business. PT will issue additional news releases related to the Transaction and Concurrent Financing, as well as other material information as it becomes available. There can be no assurance that the Transaction will be completed as proposed or at all.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information, please contact:

Robert “Nick” Horsley, Director & CEO
rnpshorsley@gmail.com
(604) 559-8051

Für weitere Informationen wenden Sie sich bitte an:

Brian Gusko, Vorsitzender
briangusko@yahoo.com

FORWARD-LOOKING INFORMATION

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Completion of the Transaction is subject to a number of conditions, including but not limited to, Exchange acceptance, completion of the Concurrent Financing and shareholder approval. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in a listing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

The Exchange has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this news release.

Certain statements in this release are forward-looking statements, which include completion of the proposed Transaction and related financing, regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, and other factors, many of which are beyond the control of PT. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by law, PT disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, PT undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.